Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (“Theratechnologies”, “we” or the “Company”)

2015 Peel Street

11th Floor

Montréal, Québec

Canada H3A 1T8

ITEM 2 - DATE OF MATERIAL CHANGE

January 24, 2024

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued by the Company on January 24, 2024 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR+ website at www.sedarplus.ca and on the EDGAR website at www.sec.gov/edgar as an attachment to a Form 6-K dated January 24, 2024.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On January 24, 2024, the Company announced that the U.S. Food and Drug Administration (FDA) issued a Complete Response Letter (CRL) in response to the Company’s supplemental Biologics License Application (sBLA) for the F8 formulation of tesamorelin. The Company will address the FDA’s request and intends to pursue approval of this newer formulation of tesamorelin.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

On January 24, 2024, the Company announced that the FDA has issued a CRL in response to the Company’s sBLA for the F8 formulation of tesamorelin. The Company will address the FDA’s request and intends to pursue approval of this newer formulation of tesamorelin.

The questions outlined in the CRL are largely related to chemistry, manufacturing and controls concerning the microbiology, assays, impurities and stability for both the lyophilized product and the final reconstituted drug product. In addition, the FDA requested further information to understand the potential impact of the proposed formulation on immunogenicity risk.

The Company will continue to commercialize EGRIFTA SV®, which is the only approved treatment in the U.S. for the reduction of excess abdominal fat in adults with HIV who have lipodystrophy.

Forward-Looking Information

This document contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws, that are based on management’s beliefs and assumptions and on information currently available to it. You can identify forward-looking statements by terms such as “may”, “will”,

“should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this document include, but are not limited to, statements regarding the pursuit of the approval of the F8 formulation and the timelines associated with addressing the questions received from the FDA. Although the Forward-Looking Statements contained in this document are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements contained in this document. These assumptions include, without limitation, that the Company will be able to satisfactorily address the questions raised by the FDA, resubmit the file to the FDA for approval and obtaining approval of the F8 formulation of tesamorelin. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, the inability of the Company to properly address the concerns of the FDA, and, even if the concerns are addressed, the non-approval of the F8 formulation by the FDA because the Company’s responses are not to the satisfaction of the FDA. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this document and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this document, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, General Counsel and Corporate Secretary of the Company at (438) 315-6607.

ITEM 9 - DATE OF REPORT

February 1, 2024.